UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C.  20549

                  FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT [NO FEE REQUIRED]

For the fiscal year ended December 31, 1996

                     OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
     THE SECURITIES EXCHANGE ACT [NO FEE REQUIRED]

For the transition period from ________________ to
________________

Commission file number      1-09100

A.   Full title of the plan and the address of
the plan, if different from that of the        issuer
named below:

  Gottschalks Inc. Retirement Savings Plan

B.   Name of issuer of the securities held
pursuant to the plan and the address of       its
principal executive office:
                    Gottschalks Inc.
                    7 River Park Place East
                    Fresno, California 93720

            REQUIRED INFORMATION

     Gottschalks Inc. hereby files the financial statements required by Form 11-K with respect to the Gottschalks Inc. Retirement Savings Plan (the "Plan").
The financial statements for the Plan and the report of independent accountants are attached hereto as Exhibits and are incorporated in this Annual Report on Form 11-K by reference.

                 SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's administrative committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                         GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

     By:  INVESTMENT SAVINGS COMMITTEE
          (Name of Plan Administrative Committee)

     By:  /s/ Alan A. Weinstein
          Alan A. Weinstein
          Its: Secretary
Date: June 27, 1997





               GOTTSCHALKS INC.
            RETIREMENT SAVINGS PLAN

             FINANCIAL STATEMENTS

             DECEMBER 31, 1996 AND
 ELEVEN MONTH PERIOD ENDED DECEMBER 31, 1995


              GOTTSCHALKS INC.
           RETIREMENT SAVINGS PLAN

          Financial Statements and
           Supplemental Schedules

      Year ended December 31, 1996 and
 Eleven month period ended December 31, 1995



              Table of Contents

Independent Accountants' Report              6


Financial Statements:

Statements of Net Assets Available for
Plan Benefits                               7

Statements of Changes in Net Assets
Available for Plan Benefits,
  With Fund Information                   8-9
Notes to Financial Statements              10
Supplemental Schedules as of and for
the year ended December 31, 1996            16

 Schedule of Assets Held for Investment
  Purposes
 Schedule of Assets Held for Investment
  Purpose Which Were Both Acquired and
  Disposed of Within the Plan Year
 Schedule of Reportable Transactions







To the Participants and
Plan Administrator of the
Gottschalks Inc. Retirement Savings Plan

       INDEPENDENT ACCOUNTANTS' REPORT

 We were engaged to audit the financial statements and supplemental schedules of the Gottschalks Inc.
Retirement Savings Plan (the Plan) as of December 31,
1996, and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors were engaged to audit the financial statements and supplemental schedules of the Plan as of and for the eleven month period ended
December 31, 1995 and in their report dated June 17, 1996, they expressed an unqualified opinion on those statements.

 We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

 Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income
Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for plan benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                \s\ MOHLER, NIXON & WILLIAMS
                MOHLER, NIXON & WILLIAMS
                Accountancy Corporation



              GOTTSCHALKS INC.
           RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                  DECEMBER 31,
                              1996           1995

Investments, at fair
  value                    $10,133,993     $8,331,701

      Assets held for
       investment
       purposes             10,133,933      8,331,701

Cash                                               70
Employer's contribution
 receivable                    277,859        424,792
Participants' contributions
 receivable                                    39,566

       Total assets         10,411,852      8,796,129

Excess contributions
 refundable                                    17,789

       Net available for
        plan benefits      $10,411,852     $8,778,340


See independent accountants' report and
 accompanying notes to financial statements.

                                       GOTTSCHALKS INC.
                                   RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


For the year ended December 31, 1996 and the eleven month period ended
December 31, 1995

                                                                       S&P
                             Asset      Income      S&P 500  Growth   Midcap
                           Allocation  Accumulation   Stock    Stock   Stock
                            Fund           Fund        Fund     Fund    Fund
Net assets available for
 plan benefits at
 January 31, 1995        $1,841,907   $1,127,834   $610,782 $182,391 $174,440
Employer's contribution
Participants' contributions/
 rollovers                 436,754       320,824   162,416   87,664    71,633
Withdrawals/distributions (165,840)    (179,357)   (91,011)  (9,752)   (9,117)
Dividends and interest                   72,902
Net appreciation
 (depreciation) in fair
  value of investments     505,284                 210,405   77,391    55,737
Administrative fees         (4,109)     (2,712)     (1,118)    (183)    (258)
Transfers in (out)         (12,657)     25,236     (10,071)  46,869    8,557
Increase (decrease) in
 net assets                759,432     236,893     270,621  201,989  126,552
Net assets available for
 plan benefits at
 December 31, 1995       2,601,339   1,364,727     881,403  384,380  300,992
Employer's contribution
Participants' contributions/
 rollovers
Withdrawals/distributions
Dividends and interest
Net appreciation
 (depreciation) in fair
 value of investments
Administrative fees
Transfers in (out)   (2,601,339)  (1,364,727)   (881,403) (384,380) (300,992)
Increase (decrease)
 in net assets       (2,601,339)  (1,364,727)   (881,403) (384,380) (300,992)
Net assets available
 for plan benefits at
 December 31, 1996  $    ---    $  ---        $ ---     $ ---     $ ---



                                 Schwab
                                 Value    Defensive   Conservative
                                Advantage  Lifestyle    Lifestyle
                                 Fund        Fund         Fund       Subtotal

Net assets available for
 plan benefits at
 January 31, 1995                                                  $3,937,354
Employer's contribution
Participants' contributions/
 rollovers                                                          1,079,291
Withdrawals/distributions                                            (455,077)
Dividends and interest                                                 72,902
Net appreciation
 (depreciation) in fair
  value of investments                                                848,817
Administrative fees                                                    (8,380)
Transfers in (out)                                                     57,934
Increase (decrease) in
 net assets                                                         1,595,487
Net assets available for
 plan benefits at
 December 31, 1995                                                  5,532,841
Employer's contribution
Participants' contributions/
 rollovers                       $219,045   $148,317   $257,411       624,773
Withdrawals/distributions        (216,328)   (22,500)   (83,196)     (322,024)
Dividends and interest            107,528     27,395     44,230       179,153
Net appreciation
 (depreciation) in fair
 value of investments                          7,140     23,454        30,594
Administrative fees               (4,687)     (2,941)    (5,202)      (12,830)
Transfers in (out)               739,192     435,364    710,243    (3,648,042)
Increase (decrease)
 in net assets                   844,750     592,775    946,940    (3,148,376)
Net assets available
 for plan benefits at
 December 31, 1996              $844,750    $592,775   $946,940    $2,384,465


See independent accountant's report and accompanying notes to financial statements.






                                      GOTTSCHALKS INC.
                                RETIREMENT SAVINGS PLAN

             STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


For the year ended December 31, 1996 and the eleven month period ended
December 31, 1995

                                                               Non-
                                                             Participant
                                                               Directed
                                                 Gottschalks  Gottschalks
                                                     Inc.      Inc.
                           Moderate   Aggressive    Common    Common
                           Lifestyle    Lifestyle    Stock     Stock
                   Subtotal   Fund         Fund      Fund      Fund

Net assets available
 for plan benefits
 at
 January 31, 1995  $3,937,354                     $1,456,158  $1,360,310
Employer's
 contribution                                                    424,792
Participants'
 contributions/
  rollovers         1,079,291                       267,508
Withdrawals/
 distributions       (455,077)                     (126,307)   (121,353)
Dividends and
 interest              72,902
Net appreciation
 (depreciation) in
  fair value of
   investments        848,817                      (443,341)   (381,908)
Administrative
 fees                  (8,380)                       (1,352)     (1,299)
Transfers in (out)     57,934                       (72,752)   (210,900)
Increase (decrease) in
 net assets         1,595,487                      (376,244)  (290,668)
Net assets available for
 plan benefits at
 December 31, 1995  5,532,841                     1,079,914  1,069,642
Employer's
 contribution         ---                                      424,792
Participants'
 contributions/
 rollovers            624,773   $505,011  $599,164  145,992
Withdrawals/
distributions        (322,024)  (191,269) (145,033)(148,004) (158,092)
Dividends and
 interest             179,153    101,862   117,183    1,665     1,665
Net appreciation
 (depreciation) in fair
 value of investments  30,594     72,840   115,478  (54,140)  (83,188)
Administrative fees   (12,830)   (10,607)  (11,718)    (212)     (211)
Transfers in (out) (3,648,042) 1,605,773 1,866,911  184,345      (835)
Increase (decrease)
 in net assets     (3,148,376) 2,083,610 2,541,985  129,646    184,131
Net assets available
 for plan benefits at
 December 31, 1996  2,384,465  2,083,610 2,541,985 1,209,560 1,253,773



                                                  Participant
                              Cash      Other        Loans           Total

Net assets available for
 plan benefits at
 January 31, 1995          $29,820   $267,302     $ 609,030    $7,659,974
Employer's contribution    (37,079)                               387,713
Participants' contributions/
 rollovers                     794    (1,933)                   1,345,660
Withdrawals/distributions  (14,545)                 (34,693)     (751,975)
Dividends and interest       1,635                   50,118       124,655
Net appreciation
 (depreciation) in fair
  value of investments                                            23,568
Administrative fees           (224)                              (11,255)
Transfers in (out)          19,669    181,200        24,849         ---
Increase (decrease) in
 net assets               (29,750)    179,267        40,274     1,118,366
Net assets available for
 plan benefits at
 December 31, 1995             70     446,569       649,304     8,778,340
Employer's contribution              (146,933)                    277,859
Participants' contributions/
 rollovers                            (21,777)                  1,853,163
Withdrawals/distributions                           (41,473)  (1,005,895)
Dividends and interest      9,222                    51,629       462,379
Net appreciation
 (depreciation) in fair
 value of investments                                             81,584
Administrative fees                                              (35,578)
Transfers in (out)        (9,292)                     1,140        ---
Increase (decrease)
 in net assets               (70)     (168,710)      11,296     1,633,512
Net assets available
 for plan benefits at
 December 31, 1996          ---       $277,859     $660,600   $10,411,852


See independent accountant's report and accompanying notes to financial statements.








               GOTTSCHALKS INC.
            RETIREMENT SAVINGS PLAN

        NOTES TO FINANCIAL STATEMENTS

          December 31, 1996 and 1995

Note 1 - The Plan and its significant accounting policies:

 The following description of the Gottschalks Inc. (the
Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Effective February 1995, the
Plan's year end was changed from the
Company's fiscal year which is the Saturday nearest
January 31 of each year to December 31.

 The Plan is a defined contribution plan that was established in 1986 by the Company to provide benefits to eligible employees. The Plan covers all full-time employees of the Company who have a minimum of one year of service with not less than 1,000 hours of service, are age 21 or older and not otherwise covered by a collective bargaining agreement, a nonresident alien or a leased employee.

 Effective January 1, 1996, the Plan document was amended and restated in its entirety.

 The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal
Revenue Code and the provisions of the Employee
Retirement Income Security Act of 1974 (ERISA).

Administration -

 The Company has appointed an Administrative
Committee (the Committee) to control the operation and administration of the Plan. A third-party administrator, appointed by the Committee, processes and maintains the records of participant data.
Effective January 1, 1996, the Company contracted with
The Charles Schwab Trust Company (Charles Schwab) to act as the trustee. Prior to January 1, 1996, the Company contracted with Wells Fargo Bank to act as the custodian and a group of designated officers of the Company acted as the trustee. All significant expenses incurred for administering the Plan are paid by the Company, except for loan fees and an annual management trustee fee ranging from 0.10% to 0.16% of Plan assets which are paid by the Plan.
Investments -

 During 1996 and 1995, investments of the Plan were held by Charles Schwab and Wells Fargo Bank, respectively, and invested based solely upon instructions received from participants for participant directed funds. As of December 31, 1996 and 1995, participants may direct their employee contributions among any six of the following investments options. No assurance of actual fund performance can be given.
Employer contributions to the Plan are non-participant directed and invested in the Gottschalks Inc. Common
Stock Fund.

 Fund options available to Plan participants during the year ended December 31, 1996 were as follows:

     Schwab Value Advantage Fund - Funds were invested in a money market account.

     Lifestyle Funds - Funds were invested in     DFA
One-Year Fixed Income Portfolio, DFA U.S. Large Cap
Value Fund, DFA 9-10 U.S. Small Company Fund, DFA
International Value Portfolio and International Small
     Cap Value Portfolio.  The allocation of
investments within each of the portfolios varies among
the Lifestyle Funds to   provide for different levels
of
risk.

     Gottschalks Inc. Common Stock Fund - Funds were invested in common stock of Gottschalks Inc.

     Fund options available to Plan participants during the eleven month period ended December 31, 1995 were as follows:

     Gottschalks Inc. Common Stock Fund - Funds were invested in common stock of Gottschalks Inc.

     Asset Allocation Fund - Funds were      invested
in
common stocks, U.S. Treasury long-term bonds and money market instruments.

     Income Accumulation Fund - Funds were   invested
in a variety of fixed-income securities.

     S&P 500 Stock Fund - Funds were invested     in
common stocks comprising the S&P 500 Index.

     Growth Stock Fund - Funds were invested
primarily in common stock of growth companies.

     S&P MidCap Stock Fund - Funds were      invested
in
common stocks comprising the  S&P MidCap 400 Index.     The Plan's
investments are valued at fair value
as of the last day of the Plan year, as measured by quoted market prices.

Cash and cash equivalents -

 All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents.

Vesting -

 Participants are immediately vested in their salary deferral and rollover contributions and related earnings. A participant vests ratably and is fully vested in the employer's matching contributions allocated to their account after four years of credited service or after age 65, or because of disability or death.

Income taxes -

 The Plan has been amended since receiving its latest favorable determination letter dated September
28, 1995. However, the Plan administrator believes the Plan continues to qualify under the applicable requirements of the Internal Revenue Code and related state statutes, and is exempt from federal income and state franchise taxes.

Reconciliation to the Form 5500 -

 The differences between the information reported in the financial statements and the information reported in the Form 5500 arise from the difference in accounting for benefits payable under generally accepted accounting principals and tax reporting requirements.

Reclassifications -

 Certain reclassifications were made in the 1995
financial statements to conform with the 1996 presentation.

Estimates -

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.
Note 2 - Participation and benefits:

Employee contributions -

 Participants may elect to have the Company contribute a percentage, from 1% to 15% (up to 10% for 1995), of their pre-tax compensation up to the amount allowable under current income tax regulations.

Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.
Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in whole percentage increments.

 Participants are also allowed to make rollover contributions of amounts received from other qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions -

 The Company is allowed to make matching
contributions as defined in the Plan and as approved by the Board of Directors. The Company's contributions may be made in the form of cash or common stock of the Company. For 1996, the Company matched 100% of each participant's contribution up to a maximum of 1% of the participant's compensation. For 1995, the Company matched 100% of each participant's contributions up to a maximum of 2% of the participant's compensation. The
Company's actual contribution is reduced by available forfeitures, if any, during the Plan year. To be eligible for the matching contribution, the participant must have at least 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year except in the case of death, disability or retirement. During 1996 and 1995, the Company made matching contributions of $277,859 which includes forfeitures of $3,505 and $424,792 which includes forfeitures of $37,079, respectively.

Participant accounts -

 Each participant's account is credited with the participant's contribution, Plan earnings, administration fees, and an allocation of the Company's contribution, if any. Allocations of the Company contributions are based on participant contributions.
The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of benefits -

 Upon termination, the participant or beneficiary will receive the benefits in a lump-sum amount equal to the value of the participant's vested interest in his or her account.
Loans to participants -

 The Plan allows participants to borrow not less than $500 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a primary residence in which case the maximum repayment period is fifteen years. Interest rates on outstanding participant loans currently range from 6.1% to 10.5%.
The specific terms and conditions of such loans are established by the Plan administrator.

Note 3 - Plan obligations:

 Included in net assets available for plan benefits at December 31, 1995 are benefits due to withdrawing participants for benefit claims which have been processed and approved for payment prior to year end, but not yet paid, of approximately $280,000.

Note 4 - Investments:

 The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:





                                 1996        1995

 Charles Schwab:
    Schwab Value
     Advantage Fund      $     844,750
Lifestyle Funds              6,165,310
    Gottschalks Inc.
     Common Stock Fund       2,463,333

 Wells Fargo Bank:
    Gottschalks Inc.
     Common Stock Fund                     $2,149,556
    Asset Allocation Fund                   2,601,339
    Income Accumulation Fund                1,364,727
    S&P 500 Stock Fund                        881,403
    Growth Stock Fund                         384,380
    S&P Midcap Stock Fund                     300,992

 Participant Loans            660,600         649,304

      Total investments at
        fair value        $10,133,993      $8,331,701

Note 5 - Party in interest transactions:

 Employer contributions are invested in common stock of the Company. In addition, as allowed in the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company.
Aggregate investment in Company common stock at December 31, 1996 and 1995 was as follows:

Date  Number of shares   Fair value         Cost

1996  465,073           $2,463,333     $2,663,491
1995  590,730           $2,149,556     $2,957,058


Note 6 - Plan termination and/or modification:

 The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

Note 7 - Subsequent event:

 For fiscal 1997, the Company approved a formula based quarterly matching contribution relating to the financial results of the Company.








               GOTTSCHALKS INC.
            RETIREMENT SAVINGS PLAN

            SUPPLEMENTAL SCHEDULES

               DECEMBER 31, 1996
GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN
E.I.N. #77-0159791
PLAN #: 001

ITEM 27a, PART I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 1996

(a)       (b)                 (c)

                               Description of investment
      Identity of issue,      including maturity date, rate
     borrower, lessor,       of interest, collateral, par
       or similar party        or maturity value




Charles Schwab:
 Schwab Value Advantage Fund            Mutual Fund
 DFA One-Year Fixed Income Fund         Mutual Fund
 DFA US Large Cap Value Fund            Mutual Fund
 CFA 9 & 10 Small Co Fund               Mutual Fund
 DFA International Small Cap            Mutual Fund
 CFA International Small Cap            Mutual Fund

*Gottschalks Stock                      Common Stock

*Participant Loans                      Loan Fund (6.1% to 10.5%)

                              (d)            (e)
                              Cost           Current
                                              Value

Charles Schwab:
 Schwab Value Advantage Fund        $844,750       $  844,750
 DFA One-Year Fixed Income Fund    2,301,885        2,299,447
 DFA US Large Cap Value Fund       1,120,178        1,276,063
 CFA 9 & 10 Small Co Fund            587,884          612,227
 DFA International Small Cap         599,274          564,840
 CFA International Small Cap       1,430,588        1,412,733

*Gottschalks Stock                 2,663,491        2,463,333

*Participant Loans                                    660,600


Total Assets Held for Investment Purposes         $10,133,993


*Parties-in-interest






GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN
E.I.N. #77-0159791
PLAN #: 001

ITEM 27a, PART II - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES THAT
WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR

December 31, 1996


            (a)                          (b)

                               Description of investment
      Identity of issue,      including maturity date, rate
     borrower, lessor,       of interest, collateral, par
       or similar party        or maturity value


Charles Schwab:
 Schwab Value Advantage Fund            Mutual Fund
 DFA One-Year Fixed Income Fund         Mutual Fund
 DFA US Large Cap Value Fund            Mutual Fund
 CFA 9 & 10 Small Co Fund               Mutual Fund
 DFA Int'l High Book to Mkt Fund        Mutual Fund
 DFA Int'l Small Cap. Fund              Mutual Fund
 DFA International Value Cap            Mutual Fund

*Gottschalks Stock                      Common Stock

 Schwab Retirement Money Fund           Mutual Fund




                              (c)                 (d)
                              Cost of             Proceeds of
                            acquisition           disposition
Charles Schwab:
 Schwab Value Advantage Fund       $1,427,780               $ 620,109
 DFA One-Year Fixed Income Fund       526,581                 365,679
 DFA US Large Cap Value Fund        1,338,194                 238 557
 CFA 9 & 10 Small Co Fund             713,400                 139,997
 DFA Int'l High Book to Mkt Fund    1,261,134               1,315,234
 DFA Int'l Small Cap. Fund            700,269                 103,975
 DFA International Value Cap        1,477,592                  48,018

*Gottschalks Stock                  1,533,384               1,071,413

 Schwab Retirement Money Fund         664,022                 674,880
*  Parties-In-Interest


GOTTSCHALKS INC,
RETIREMENT SAVINGS PLAN

ITEM 27d, PART V - SCHEDULE OF REPORTABLE TRANSACTIONS
E.I.N: 77-0159791
PLAN#: 001

December 31, 1996

(a)            (b)                 (c)        (d)         (e)       (f)
         Description of
        asset(including                                           Expense
         interest rate                                            incurred
        and maturity in         Purchase      Selling    Lease      with
        case of a loan)          price         price     rental  transaction

Charles Schwab:
     Schwab Value Advantage
       Fund                  $1,427,780
     Schwab Value Advantage
       Fund                                  $620,109
     DFA One-Year Fixed
       Income Fund            2,667,270
     DFA One-Year Fixed
       Income Fund                            365,680
     DFA US Large Cap Value
       Fund                   1,338,192
     DFA US Large Cap Value
       Fund                                   238,558
     DFA 9 & 10 Small Cap
       Fund                     713,400
     DFA 9 & 10 Small Cap
       Fund                                   139,996
     DFA Int'l High Book to
      Mkt Fund                1,261,133
     DFA Int'l High Book to
       Mkt Fund                             1,315,234
     DFA Int'l Small Cap Fund   700,268
     DFA Int'l Small Cap Fund                 103,975
     DFA International Value  1,477,591
     DFA International Value                   48,018
     *  Gottschalks Stock     1,533,384
     *  Gottschalks Stock                   1,071,413
Wells Fargo Bank:
     *  Gottschalks Stock                   2,149,556
       Asset Allocation Fund                2,601,339
       Income Accumulation Fund             1,364,727
       S&P 500 Stock Fund                     881,403
       Growth Stock Fund                      384,380

            *      Parties-In-Interest

                         (g)            (h)             (i)
                         Cost       Current Value of
                         of asset     asset on           Net (gain)
                                   transaction date       or loss
CharlesSchwab:
     Schwab Value Advantage
        Fund           $1,427,780       $1,427,780
      Schwab Value Advantage
        Fund              620,109          620,109        $     -
     DFA One-Year Fixed Income
        Fund            2,667,270        2,667,270
     DFA One-Year Fixed Income
        Fund              365,386          365,680             294
      DFA US Large Cap Value
        Fund            1,338,192        1,338,192
     DFA US Large Cap Value
        Fund              218,016          238,558          20,542
     DFA 9 & 10 Small Cap
        Fund              173,400          173,400
     DFA 9 & 10 Small Cap
        Fund              125,515          139,996          14,481
     DFA Int'l High Book to
        Mkt Fund        1,261,133        1,261,133
     DFA Int'l High Book to
        Mkt Fund        1,261,133        1,315,234          54,101
     DFA Int'l Small Cap
        Fund              700,268          700,268
     DFA Int'l Small Cap
        Fund              100,995          103,975           2,980
     DFA International
        Value           1,477,591        1,477,591
     DFA International
       Value               47,003           48,018           1,015
    * Gottschalks Stock 1,533,384        1,533,384
    * Gottschalks Stock 1,008,372        1,071,413          63,041
Wells Fargo Bank:
    * Gottschalks Stock 2,957,058        2,149,556         (807,502)
      Asset Allocation
         Fund           2,130,076        2,601,339          471,263
      Income Accumulation
         Fund           1,365,257        1,364,727            (530)
       S&P 500
         Stock Fund       693,183          881,403         188,220
       Growth Stock
         Fund             309,341          384,380          75,039

             *      Parties-In-Interest




CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the use of our name on our report, dated April 11, 1997, with respect to the financial statements and schedules of the Gottschalks Inc. Retirement
Savings Plan for the year ended December 31, 1996, included in this Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.


 \s\ MOHLER, NIXON & WILLIAMS
 MOHLER, NIXON & WILLIAMS
 Accountancy Corporation

Campbell, California
April 11, 1997